EXHIBIT (a)(1)(C)

ACTIVE POWER, INC.

ELECTION FORM FOR

OFFER TO AMEND THE EXERCISE PRICE OF CERTAIN OPTIONS

Before completing this election form, please make sure you have received, read and understand the documents that make up this offer, including:

(1)	the Offer to Amend the Exercise Price of Certain Options (the “Offer to Amend”);

(2)	the email from James Clishem, dated November 9, 2007;

(3)	this election form; and

(4)	your personalized addendum containing information regarding your eligible option(s).

The offer is subject to the terms of these documents as they may be amended. In addition, these documents collectively will be referred to herein as the “Offer Documents.” All of these documents are available on Active Power’s intranet at http://intranet/base/hr/hr_documents/Tender%20Offer.doc.

Delivery of Election Form

In order to participate in the offer, a properly completed and submitted Election Form must be received by Active Power before 5:00 p.m., Central Time, on December 11, 2007 (the “expiration date”). If the offer is otherwise extended, the expiration date also will be extended.

You must complete your Election Form by selecting the “ACCEPT OFFER” box on the Election Form and signing, dating and emailing or faxing the Election Form to Active Power before the expiration date. You may submit your properly completed Election Form to Jennifer Crow via email at jennifercrow@activepower.com or by fax at (512) 836-4511. Election forms submitted via email must contain your properly completed and signed election form as an attachment to your email. Only responses that are complete, signed, dated and actually received by Active Power before the deadline will be accepted. Responses may be submitted only via email or fax. Responses submitted by any other means, including hand delivery, United States mail (or other post) and Federal Express (or similar delivery service) are not permitted.

Active Power’s receipt of your Election Form is not by itself an acceptance of your eligible options for amendment. For purposes of the offer, we will be deemed to have accepted valid elections with respect to eligible options that have not been withdrawn properly as of the date we give notice to the eligible employees generally of our acceptance of elections. This notice may be made by press release, email or other method of communication.

Active Power will not accept any alternative, conditional or contingent elections. Although it is the Company’s intent to send you an email confirmation of receipt of this Election Form, by signing and submitting this Election Form, you waive any right to receive any notice of the receipt of the election with respect to your options, except as provided for in the Offer to Amend. Any confirmation of receipt sent to you will be merely a notification that Active Power has received your Election Form and does not mean that your options have been amended. Your options that are accepted will be amended on the same day as the expiration of the offer, which is scheduled to be December 11, 2007.

If you participate in this offer, you must accept the offer with respect to all of the shares subject to an outstanding eligible option granted to you under the Active Power, Inc. 2000 Stock Incentive Plan. Vesting of any amended options on any date is subject to your continued employment or service with Active Power through each relevant vesting date.

Withdrawal of Participation

To withdraw validly from participation in this offer, you must submit your withdrawal before the expiration date by completing a new Election Form, selecting the “REJECT OFFER” box on the Election Form and signing, dating and emailing or faxing the Election Form to Active Power before the expiration date. You may submit your properly completed Election Form to Jennifer Crow via email at jennifercrow@activepower.com or by fax at (512) 836-4511. Election forms submitted via email must contain your properly completed and signed election form as an attachment to your email.

You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form we receive before the expiration date. Active Power must receive the properly completed and submitted Election Form via email or fax before the expiration date. The expiration date will be 5:00 p.m., Central Time, on December 11, 2007, unless we extend the offer. If we extend the offer, you may withdraw your eligible options at any time until the extended expiration date. In addition, although we intend to accept all eligible options with respect to which valid elections have been made promptly after the expiration of this offer, if we have not accepted your options by 5:00 p.m., Central Time, on January 10, 2008, you may withdraw your eligible options at any time thereafter.

Assistance

If you have general questions concerning the offer or general questions about the tax consequences of the offer, you may contact John K. Penver via email at johnpenver@activepower.com. If you have questions concerning the submission of your Election Form or you need additional copies of the Offer Documents, you may contact Jennifer Crow at jennifercrow@activepower.com. Copies of the Offer Documents will be furnished promptly at Active Power’s expense. You can also view and print the Offer Documents on Active Power’s intranet at http://intranet/base/hr/hr_documents/Tender%20Offer.doc.

Questions of Validity

We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any eligible options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any Election Form or any options with respect to which elections have been made that we determine are not proper or that we determine are unlawful to accept. We will accept all elections with respect to eligible options that are timely and properly made and that are not validly withdrawn. No elections will be deemed to have been properly made until all defects or irregularities have been cured by the eligible employee or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any notice. This is a one-time offer. We will strictly enforce the offer period, subject only to an extension that we may grant in our discretion.

Important: The properly completed Election Form must be received by Active Power via email or fax before 5:00 p.m., Central Time, on December 11, 2007.

Important Tax Information

You should refer to Section 14 of the Offer to Amend which contains important U.S. federal tax information. We also recommend that you consult with a financial, legal and/or tax planner regarding the personal tax consequences of this offer to you before deciding whether or not to participate in this offer.

Persons Submitting the Election Form

If you are submitting this Election Form by fax, and your Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when submitting the Election Form and proper evidence satisfactory to Active Power of the authority of that person to act in that capacity must be submitted to us no later than the expiration date, which is expected to be 5:00 p.m., Central Time, on December 11, 2007.

Agreements and Acknowledgments

1. I agree that my decision to accept or reject the Offer to Amend with respect to all of my eligible options is entirely voluntary and is subject to the terms and conditions of the Offer Documents.

2. I agree and acknowledge that, if I submit an Election Form in which I have selected “REJECT OFFER,” I have rejected the offer with respect to all of my eligible options and my eligible options may be subject to the adverse personal tax consequences described in the Offer to Amend.

3. I agree that, if prior to the expiration of the offer, I exercise my eligible options (or a portion thereof) with respect to which I have accepted the offer, such option(s) will be no longer eligible for amendment pursuant to the terms of the offer and I will not receive a cash payment with respect to such option(s).

4. I understand that I may change my election at any time by completing and submitting an Election Form before 5:00 p.m., Central Time, on December 11, 2007 (unless the offer is otherwise extended) and that any Election Form submitted and/or received after such time will be void and of no further force and effect.

5. If my service with Active Power terminates prior to the expiration of the offer, I understand that I will cease to be an eligible employee under the terms of the Offer to Amend and any election that I have made prior to the termination of my employment to amend my eligible options will be ineffective. As a result, my eligible options will not be amended under the Offer to Amend and I will not receive a cash payment.

6. I acknowledge and agree that none of Active Power or any of their respective employees or agents, has made any recommendation to me as to whether or not I should accept the Offer to Amend my eligible options and that I am not relying on any information or representation made by any such person in accepting or rejecting the Offer to Amend, other than any information contained in the Offer Documents.

7. I agree that participation in the offer is governed by the terms and conditions set forth in the Offer Documents and this Election Form. I have received the Offer Documents and have been afforded the opportunity to consult with my own investment, legal and/or tax advisors before making this election and that I have knowingly accepted or rejected the offer. I agree to accept as binding, conclusive and final all decisions or interpretations of Active Power upon any questions relating to the offer and this Election Form.

8. I further understand that Active Power intends to send me an Election Confirmation Statement via email at my Active Power email address within two business days after the submission of my Election Form. If I have not received such an email confirmation, I understand that it is my responsibility to ensure that my Election Form has been received before 5:00 p.m., Central Time, on December 11, 2007. I understand that only responses that are complete, signed and actually received by Active Power by the deadline will be accepted.

Election

Please select the appropriate box below to indicate your acceptance or rejection of the offer. If you wish to participate in the offer, you must accept the offer with respect to all of your eligible options listed on your Addendum. Any attempt to accept the offer with respect to only a portion of your eligible options will be null and void.

☐	ACCEPT OFFER: I wish to participate in the offer. If I have previously rejected the offer, this will act as a withdrawal of that rejection and I will participate in the offer.

☐	REJECT OFFER: I wish to reject the offer. If I have previously accepted the offer, this will act as a withdrawal of that acceptance and I will not participate in the offer.

To submit your Election Form, please sign and date below and either:

1. Fax the entire Election Form to Jennifer Crow at the fax number (512) 836-4511; or

2. Send an email to Jennifer Crow at jennifercrow@activepower.com with the entire Election Form attached to your email.

Employee Signature

Employee Name (Please Print)

Corporate Email Address	Date